Filed pursuant to Rule 433

Registration Statement No.: 333-222074

March 15, 2018

TRISTATE CAPITAL HOLDINGS, INC.

Depositary Shares, Each Representing a 1/40th Interest in a Share of

6.75% Fixed-to-Floating Rate Series A Non-Cumulative Perpetual Preferred Stock

Issuer:	TriState Capital Holdings, Inc. (the “Company”)

Security:	Depositary shares, each representing a 1/40th interest in a share of 6.75% Fixed-to-Floating Rate Series A Non-Cumulative Perpetual Preferred Stock (“Preferred Stock”)

Size:	$35,000,000 (1,400,000 depositary shares)

Option to purchase additional depositary shares:	The underwriters have the option to purchase up to an additional $5,250,000 (210,000 depositary shares) from the Company at the public offering price less the underwriting discount. They may exercise that option for 30 days.

Maturity:	Perpetual

Rating*:	BB+ (Kroll Bond Rating Agency)

Liquidation Preference:	$25 per depositary share (equivalent to $1,000 per share of Preferred Stock)

Dividend Payment Dates:	Dividends will be payable on January 1, April 1, July 1 and October 1 of each year. The first dividend payment will be made on July 1, 2018.

Dividend Rate (Non-cumulative):	At a rate per annum equal to 6.75% from the original issue date to but excluding April 1, 2023; and from and including April 1, 2023, a floating rate equal to the then current three-month LIBOR; provided, that if the three-month LIBOR rate is less than zero then the three-month LIBOR rate shall be deemed to be zero, plus 398.5 basis points; in each case, only when, as and if declared.

Day count:	30/360 to but excluding April 1, 2023, and, thereafter, a 360-day year and the number of days actually elapsed.

Redemption:	On April 1, 2023, or any dividend payment date thereafter, the Preferred Stock may be redeemed at the Issuer’s option, and subject to regulatory approval, in whole or in part, at a cash redemption price equal to $1,000 per share of Preferred Stock (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends to but excluding the redemption date. The Preferred Stock also may be redeemed at the Issuer’s option in whole, but not in part, at any time within 90 days following a “Regulatory Capital Treatment Event,” as described in the prospectus supplement, at a redemption price equal to $1,000 per share of Preferred Stock (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends to but excluding the redemption date. Holders of depositary shares will not have the right to require the redemption or repurchase of the depositary shares.

Listing:	The Company has filed an application to list the depositary shares with Nasdaq under the symbol “TSC.P.” If the application to list is approved, trading of the depositary shares on Nasdaq is expected to begin within 30 days after they are first issued.

Trade Date:	March 15, 2018

Settlement Date:	March 20, 2018 (T+3)**

Public Offering Price:	$25 per depositary share

Underwriting Discount:	$0.7875 per depositary share

Net Proceeds (before expenses) to Issuer:	$33,897,500 (or $38,982,125 if the underwriters exercise their option to purchase additional depositary shares, in full)

Sole Book-Running Manager:	Sandler O’Neill & Partners, L.P.

Co-Manager:	D.A. Davidson & Co.

CUSIP/ISIN:	89678F 209 / US89678F2092

The depositary shares are not deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**	We expect that delivery of the depositary shares will be made against payment therefor on or about March 20, 2018, which will be the third business day following the date hereof (such settlement being referred to as “T+3” ). Under Rule 15c6-1 of the Securities and Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the depositary shares prior to the delivery of the depositary shares hereunder will be required, by virtue of the fact that the depositary shares initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the depositary shares who wish to trade the depositary shares prior to their date of delivery hereunder should consult their advisors.

The Company has filed a “shelf” Registration Statement on Form S-3 (File No. 333-222074) (including the base prospectus) and related preliminary prospectus supplement dated March 13, 2018 with the Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement, any related applicable preliminary prospectus supplement and any other documents that the Company has filed with the SEC for more information about the Company and the offerings. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offerings will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling Sandler O’Neill + Partners, L.P. toll-free at 866-805-4128.